Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

January 26, 2024

Ms. Aisha Adegbuyi

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Amendment No. 2 to Registration Statement on Form F-1

Filed January 4, 2024

File No. 333-274806

Dear Ms. Adegbuyi and Ms. Aldave,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 18, 2024 on the Company’s amendment no.2 to the registration statement on Form F-1 filed on January 4, 2024. Concurrently with the submission of this letter, the Company is filing the amendment no.3 to the to the registration statement on Form F-1 (“Amendment No.3”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.3.

Responses to the comments contained in the Staff’s letter dated January 18, 2024

Management

Compensation of Directors and Executive Officers, page 198

1.	Please update your executive compensation disclosure for the 2023 fiscal year. Refer to Item 6.B. of Form 20-F.

Response: The Company has revised the disclosure on page 201 of the Amendment No.3.

***

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin     beijing     boston     brussels     hong kong     london     los angeles      new york      palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

If you have any questions regarding Amendment No.3, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.
Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP
Carl Scheuten, Partner, WithumSmith+Brown, PC